Contact

www.linkedin.com/in/darren-
dang-2ba3b6 (LinkedIn)

Top Skills

Nonprofits
Project Planning
Management Consulting

Languages

Vietnamese (Native or Bilingual)
English (Native or Bilingual)

Certifications

Business Analytics: From Data to
Insights
Tableau Executive Sponsor

Darren Dang

CFAO Orange County Superior Court
Fullerton, California, United States

Summary

Chief Financial and Administrative Officer with over 25 years of
experience in public and private sector. Strategic leader and change
agent with deep finance and tech background. BI, AI/ML, and
interactive visual data analytics evangelist; guest speaker at national
events organized by Microsoft, Google, Tableau, DataBricks,
National Center for State Courts. Proven record for innovation,
transformative change, and building organizational cohesiveness
through strategic alignment.

Specialties: Leadership, Finance, Operations, Technology, Business
Process Re-engineering, Data Analytics, Business Intelligence,
Marketing, and Product Management.

Experience

Orange County Superior Court

Chief Financial & Administrative Officer
September 2014 - Present (10 years 2 months)
700 Civic Center Drive, Santa Ana

The CFAO reports to the Chief Executive Officer. The CFAO provides full
supervisory responsibility for finance, accounting, budget planning, monitoring,
procurement, collections, and facilities and maintenance for one of the largest
state trial courts in California with a budget of approximately $220M. Business
Intelligence and machine learning / AI evangelist; strategic lead for statewide
data & analytics workstream. Presented on change management and data
analytics at various conferences such as Tableau, Microsoft, Google, NCSC,
IJIS, and NAPCO.

Anaheim Elementary School District

Assistant Superintendent, Administrative Services
December 2012 - September 2014 (1 year 10 months)
1001 s. east street, Anaheim, ca

Chief business officer responsible for school district financials, budget,
contracts, risk management, transportation, facilities construction, payroll,

technology, and maintenance and operations. Leveraged MIT network to bring STEM and robotics to under privileged students at Anaheim. Program has now expanded to include grades 3 through 6. Anaheim Elementary is the largest K-6 school district in California with ~19,000 students and an annual budget of ~ $200M.

Orange County Department of Education
6 years

Administrator
January 2007 - December 2012 (6 years)

Provided financial support and services to 27 school districts and 4 community colleges in Orange County. Responsible for SAAS financial system. Implemented business objects ad hoc reporting and data warehouse containing financial, HR, and payroll data.

Director
January 2007 - December 2012 (6 years)

Provided fiscal oversight of 27 school districts in Orange County with over $5B in expenditures. 2012 Co-Chair of the statewide External Services Subcommittee (ESSCO), whose mission is to review business and financial issues affecting school districts and charter schools and to identify, as appropriate, improvements in support services to school districts.

KAREN HILL-SCOTT & COMPANY
Vice President
March 2003 - February 2007 (4 years)
Culver City, California

Privately held consulting firm specializing in education in entertainment, systems planning, and early education and development. Entertainment clients include Disney, NBC, Discovery, Nickolodeon, and Qubo. Developed LA Master Plan for Universal Preschool and created private non-profit 501c3, LAUP to advance preschool education in LA.

UCLA
class of 2003
2001 - 2003 (2 years)

Wistron
Account Executive
1998 - 2002 (4 years)

Responsible for strategic engagements, product development, and client relationship management. Wistron was originally part of Acer, a Taiwan based PC manufacturing and outsourcing company. Acer spun off outsourcing unit which became known as Wistron. Account Executive for outsourcing and build to order for Dell Computers. Presented to Jeff Bridges and John Medica of Dell's senior management team. Products include laptops, desktops, servers, PDAs, and new technologies including home entertainment.

Texas Instruments
Senior Program Manager
1996 - 1998 (2 years)

Responsible for Extensa value line corporate customer service. Launched Extensa 900, 650, 600, and 310. Extensa 900 won best show award at Comdex. Promoted to business manager for Extensa product line with P&L responsibility. TI's mobile computing division was acquired by Acer.

Education

Massachusetts Institute of Technology
MS, Engineering and Computer Science · (1993 - 1996)

The Wharton School
Executive Education Certificate, Business Analytics: From Data to Insight · (2018 - 2018)

UCLA Anderson School of Management
MBA, Entrepreneurship, Finance · (2001 - 2003)

California Institute of Technology
BS, Engineering and Applied Science · (1990 - 1993)

Orange Coast College
Associate's Degree, Mathematics and Computer Science · (1988 - 1990)